STAGES

Entertainment Music Film

A music film about the courage required to stake a career on the things you make

HANKANDBOOTH.COM AUSTIN TEXAS





STAGES
WEFUNDER CAMPAIGN

Ryan spent the early years of his career working as an audio engineer in recording studios in Nashville. It was in these studios and open mics that he fell in love with the power of a live performance. STAGES is a love letter to the musicians he's met along the way and anyone brave enough to try and build a career out of the things they make.

Ryan Booth Director @ STAGES



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Why you may want to support us...

1. The STAGES producers have made dozens of features, successfully steering them through production/post, festival circuits, and distribution.
2. Pulse Films (2019 Shots Prod Co of the Year) will EP the film. They have made 35+ films including Bikram, American Honey, and Skate Kitchen.
3. Pulse will assist with distribution given their success premiering films at Cannes and Sundance as well as on Netflix, HBO, and Apple.
4. We made a short, THE HEIGHTS, as a prototype. It had a successful festival run including a premiere at the prestigious Palm Springs IFF.
5. Ryan's work with Spotify has opened the doors to world-famous studios (Electric Lady, Blackbird) and venues that we'll leverage for STAGES.
6. Ryan works with top tier musicians such as Billie Eilish, Khalid, and Elton John and will leverage this industry experience for the film.
7. Ryan's commercial experience directing for Nike, Adidas, Porsche, Peloton has enabled him to build a top tier crew ready to work on STAGES.
8. David Ramirez, the lead actor in the film, is a successful singer-songwriter who has written a slate of original music for the film.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Ryan Booth
Director
Ryan's first foray into filmmaking was a short film that went on to premiere at Sundance. Since then he's DP'd features that have played all the major festivals, directed commercials for global brands, and is show-running a doc series on ESPN+.





Russell Wayne Groves
Executive Producer
Russell has produced dozens of features across a wide range of budget levels and production complexities. Most recently, he produced Robert Schwartzman's latest film, The Unicorn (The Orchard/1091) as well as The Amazing Johnathan Documentary (Hulu).



Henry Proegler
Producer
Henry produced The Heights - Ryan's short film that served as a proof of concept for STAGES, as well as his short documentary, FIVE STAR. Henry is currently show-running an ESPN+ doc series for Uninterrupted and SpringHill Entertainment.

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In the news













VARIETY | Indiewire | DEADLINE HOLLYWOOD | The New York Times | TODAY

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STAGES Deck 2020 WEFUNDER-compressed.pdf

STAGES



STAGES
A FILM BY RYAN BOOTH

STAGES tells the story of Ben Garza and Jessie Claymore, two mid-career musicians attempting to define success and purpose amidst the unexpected twists and turns of making a living off of your own creative output. Responsibility looms. Expectations abound. And both Ben and Jessie will have to decide how to define the next phase of their careers.

Using all original music, building off a real multi-show tour, and blending the very real life and career experiences of both myself and our lead, David Ramirez, STAGES is an intimate look at what it means to be a musician with something to say in 2020.



"Some say life will beat you down. Break your heart, steal your crown. So I've started out for God knows where, I guess I'll know when I get there."
- TOM PETTY
Learning to Fly

BACK TO THE BEGINNING

I didn't begin my career on a film set in Los Angeles, but in a recording studio in Nashville. I started out soldering cable and fetching coffee, eventually working my way up

Nashville. I started out soldering cable and fetching coffee, eventually working my way up to first engineer and tracking more than forty albums for some of the most legendary producers and engineers around. It was an infectiously creative time in music production and I had an up-close, behind-the-scenes view of the inner workings of some of the biggest rock bands on the planet. But I was also getting to know the next generation of up-and-coming artists that were grinding it out in the tiny clubs and bars around town as they tried desperately to gain some traction and grow their careers.



Frame grabs from music performances and documentaries I've made

Even since transitioning to filmmaking, I've directed music videos, tour documentaries, and performance videos for some of the world's most famous artists. Billie Eilish, Elton John, Chris Stapleton, Justin Timberlake, Khalid, Lorde, and tons of others. I've had the chance to listen to some of the most iconic musicians talk about their careers and the way they've given their lives to music. I've also watched bands that got started in those early Nashville days rise to great acclaim. But I've also been in dressing rooms when pent up emotions and resentments rise to the surface. I've witnessed bands break up and disintegrate before major showcases, and many musicians crumble under the pressure.

I've been filing these stories away as I watched the world change for musicians these past ten years.



HOLLYWOOD LOVES A MUSIC FILM

Now, I have always loved music films. And not just because of my experience in music, but because music stories - and especially the performance of the music - can be incredibly powerful and cathartic for an audience.

And it's not just me. Hollywood seems to agree. From breakout indie hits like ONCE to massive blockbusters like A STAR IS BORN, music films tend to release in waves every few years. And they tend to be awards favorites as well. Crazy Heart, Almost Famous, Inside Llewyn Davis, A Star is Born, and Once all were dominant films at the Oscars when they came out.


JEFF BRIDGES
CRAZY HEART
WILD ROSE
SING STREET
JOEL & ETHAN COEN
OSCAR ISAAC
CAREY MULLIGAN
JOHN GOODMAN
GARRETT HEDLUND
JUSTIN TIMBERLAKE
INSIDE LLEWYN DAVIS
A STAR IS BORN
PATTI CAKE$
BEGIN AGAIN
ALMOST FAMOUS
once
VOX LUX

However, as much as I love these films, I have yet to see a music film that is representative of the world I've been in or the musicians I've worked alongside these past 10 years.

Most music films tend to focus on the pursuit of fame. Stardom. Success as extreme wealth and power...or the loss of that power. Otherwise they tend to be rags to riches stories about that one demo tape that gets in the right hands or the one song that becomes a hit and then everyone rides off into the sunset. These are basically films are about winning the lottery. One minute you're on your couch dreaming of a career in music, the next you're on stage accepting a Grammy.

But that's just not the (real) world that I've seen.

And those films are definitely not representative of the hundreds and thousands of journeyman musicians whose careers aren't exponential curves that move from obscurity and then launch into the stratosphere. Most musicians I've met and worked with have careers that are slow and steady. Sometimes they stagnate. Sometimes they grow. But the engine of their progress is their own hard work and tenacity and progress takes *years*.

MEET DAVID RAMIREZ



Singer-songwriter DAVID RAMIREZ

Back when I was an audio engineer, I met a young singer-songwriter named David Ramirez. David is one of those uniquely talented musicians who can walk on stage at a rowdy, crowded bar, start playing, and by the end of the first song, have every single person in that room - including the bartenders - frozen in awe at the music coming from stage. He's that good.

But being that good doesn't automatically mean overnight success.

Back when I met him in 2010, David was struggling to fill a bar with 50 people that were there to see him. It wasn't because he wasn't talented. In fact, here is a video that we made together back then - a live performance of his song, *Fires:*



David was a guy that people constantly said, "why isn't he a much bigger deal?" How do you answer that question? You can't. So David kept working.

In 2019, David was selling out 1200 seat venues in Austin, touring all over the US and Europe, getting his songs placed on TV shows like Billions, and averaging over 100K listeners per month on Spotify. To some, it might look like he's achieved some modicum of success...that he's "made it."

But if you asked him? He'd probably tell you he's barely scratched the surface. Or that he feels like he should be further along than he is and that everything just feels so...tenuous.

This is a common sentiment amongst all of my friends who create for a living in 2020.

Everything *is* tenuous. The industry changed. The models have changed. The access has changed. The "noise" floor has risen significantly.

MY OWN JOURNEY

The more time I spend with musicians, the more I see my story - and the story of any of us that create for a living - reflected back to me. No matter the size of the set, the budget, or the "prestige" of the project, I still struggle with defining forward progress. Success isn't a destination, it's a journey - one fraught with detours and unexpected stops along the way. Especially as we get older and take on more responsibilities.

It was out of this merging of my journey and that of David and all the musicians I've met along the way whose story his represents that STAGES was born. A film not for or about the superstars or the overnight successes. It's a film about the millions of us somewhere in-between, asking many of the questions that musicians have to ask themselves with each new record, with each new tour: am I good enough? Will I have something of substance to say? Is all this effort worth it?



Behind the scenes from recent projects

A MUSIC FILM FOR THE MAKER GENERATION

Every couple of years, as I've watched music films come to market, I keep waiting for one to tell the story of the music I came up on. To tell the stories of the indie bands making their own way in this new paradigm. And I just haven't seen it.

So, we're going to make it. STAGES will be that music film for this next generation of musicians and makers staking their careers on their own creative output.



And while I could talk to you about the creative bones of this film until I'm blue in the face, this is a business proposition, an invitation to invest, and that has been at the forefront of our minds as we've built the plan for how to make this movie. We're keeping the budget as low as possible. We're engaging extremely talented and experienced producers, EPs, and crew members who can help us punch well above our weight class. I'm bringing my performance video and music doc experience to the table and we're going a real tour to real venues with real crowds and we're going to track all of the music live. And most importantly, David Ramirez is going to play one of the leads in the movie.

I'm excited about what's next for STAGES and look forward to having you on the journey.





Investor Q&A

What does your company do? ˅

– COLLAPSE ALL

STAGES is a music film that tells the story of two mid-career musicians forced to come to terms with the challenges of making a living off of your own creative output. While telling a very specific story about the career challenges and pitfalls of musicians, STAGES is really a film for a global audience struggling to find both purpose and meaning in their work amidst a rapidly expanding gig economy.

Where will your company be in 5 years? ˅

We hope STAGES will be a film with a very long tail. By making the film at this particular budget level as well as including partners with volumes of experience in bringing films like STAGES to market, we fully intend on a robust festival, theatrical, and streaming life for the project. Although investors in this campaign will only receive distributions from STAGES, we have other projects in the works that we hope our investor community will participate in in the future.

Why did you choose this idea? ˅

Ryan spent the early years of his career working as an audio engineer in recording studios in Nashville. It was in these studios and open mics that he fell in love with the power of a live performance. STAGES is a love letter to the musicians he's met along the way and anyone brave enough to try and build a career out of the things they make.

What does "genre-bending" mean? ˅

The entire goal of this project is for STAGES to look vastly more expensive than it actually is. Part of this will be accomplished by borrowing some of the techniques from documentary productions. We'll work fast and light, drawing on our extensive experience making high end documentaries. In addition, we're going to fill the cast with real musicians to play certain roles in the film and then book actual concerts across the Southeast to film the tour elements of the film. Real shows at real venues with real audiences. This will save production from having to hire hundreds and hundreds of extras, but it will also help create an authenticity and intimacy that would be otherwise impossible outside of an actual concert. So while this will be a scripted film, we'll be borrowing some documentary production techniques to help extend the budget and create a film that is unique in the space.

Why make a feature at this budget level? ˅

To be totally frank - because we know that we can punch well above our weight class. We'll be able to put a film out that looks like it was 3-4 times more expensive than our budget. Ryan (and much of the team) have spent the last few years working on documentaries and commercials together, developing processes, techniques, and most importantly, a short hand that you can only acquire after putting in a bunch of time on set together. We know how to work fast and inexpensively without compromising the narrative. Every one of us will be working for the same modest day rates - from the director down to the PAs and we're forgoing any of the expensive accoutrements in an effort to keep the budget low. We think that this microbudget level gives us the best shot at making a compelling film and also making a profit for all of our investors.

What does "access to the world of this story" mean, practically and how does it impact the overall film? ˅

The short answer is that many of the places we'll end up filming are places that the average person won't have access to without a personal connection (or a truckload of money). Ryan has worked in and with some of the most iconic recording studios and venues in the country. By filming the real places, it will elevate the production value of the film, but will also create a connection for our cast. If you've stood in the tracking room at Electric Lady, or the empty stage at The Ryman, then you will have felt the weight of the history of these spaces. We filmed The Heights at The Troubadour in LA. It was critical to capturing the spirit of the film and allowing the actors to inhabit the story and space. It wasn't generic, it was specific. In fact - the only people who have shot at The Troubadour since we filmed there? ROCKETMAN, the Paramount backed studio film about Elton John. Us - a tiny little short film made by someone who had a connection to the venue - and them - a multimillion dollar studio film about one of the most famous musicians of all time. We'll continue this ability to secure iconic locations on STAGES.

Where is the film set? ⌄

The film takes place in three primary locations. The first is in and around Brooklyn, NY. The second is the tour that David and Jessie head out on. This will be a real tour running down the south east ending in Atlanta. The third location will be Nashville, TN to film a small but significant concert and recording session.

How will you make the money back? ⌄

We have engaged experienced EPs who both understand and have navigated the unique challenges of bringing microbudget features to market. Our budget is set near the average sale price for films of this nature to ensure that the final product is financially attractive to distributors. We'll then make deals for both foreign and domestic sales for theatrical, digital, and BluRay release. Additionally, the original music and ancillary content that will be created alongside the film will provide another set of income streams.